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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                  8 March 2007

                               LIHIR GOLD LIMITED

                             Level 7, Pacific Place
                      Cnr Champion Parade & Musgrave Street
                         Port Moresby, Papua New Guinea
                     (Address of principal executive office)

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Pursuant to the requirements of the Securities Exchange Act of 1934, the
Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

LIHIR GOLD LIMITED


By: /s/ Stuart A MacKenzie
    ---------------------------------
Name Stuart MacKenzie
Title: Group Secretary & General Counsel

Date: 8 March 2007

                                                                     APPENDIX 3B
                                                          NEW ISSUE ANNOUNCEMENT

                                                Rule 2.7, 3.10.3, 3.10.4, 3.10.5

                                   APPENDIX 3B

                             NEW ISSUE ANNOUNCEMENT,
               APPLICATION FOR QUOTATION OF ADDITIONAL SECURITIES
                                  AND AGREEMENT

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000,
30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

Lihir Gold Limited

ABN

ARBN 069 803 998

We (the entity) give ASX the following information.

PART 1 - ALL ISSUES

You must complete the relevant sections (attach sheets if there is not enough space).

1    +Class of +securities issued or to    Ordinary
     be issued

2    Number of +securities issued or to    971,026 ordinary shares
     be issued (if known) or maximum
     number which may be issued

3    Principal terms of the +securities    Fully paid.
     (eg, if options, exercise price and
     expiry date; if partly paid
     +securities, the amount outstanding
     and due dates for payment; if
     +convertible securities, the
     conversion price and dates for
     conversion)

+    See chapter 19 for defined terms.


                                                              Appendix 3B Page 1

                                                                     APPENDIX 3B
                                                          NEW ISSUE ANNOUNCEMENT

4    Do the +securities rank equally in    Yes
     all respects from the date of
     allotment with an existing +class
     of quoted +securities?

     If the additional securities do not
     rank equally, please state:

     -    the date from which they do

     -    the extent to which they
          participate for the next
          dividend, (in the case of a
          trust, distribution) or
          interest payment

     -    the extent to which they do
          not rank equally, other than
          in relation to the next
          dividend, distribution or
          interest payment

5    Issue price or consideration          In accordance with the Scheme of
                                           Arrangement (SCHEME) between Ballarat
                                           Goldfields N.L and the holders of
                                           fully paid ordinary shares in
                                           Ballarat Goldfields N.L. (other than
                                           Lihir Australia Holdings Pty Limited)
                                           as at the Record Date (SCHEME
                                           PARTICIPANTS), 5 Fully Paid Ordinary
                                           Shares in Lihir Gold Limited will be
                                           issued today to Scheme Participants
                                           in consideration for every 54
                                           Ballarat Goldfields NL shares held by
                                           each Scheme Participant.

                                           An Appendix 3B was lodged on 22
                                           February 2007 in respect of
                                           110,986,476 Fully Paid Ordinary
                                           Shares to be issued to Scheme
                                           Participants on 8 March 2007.

                                           An additional 370,655 Fully Paid
                                           Ordinary Shares are being issued on 8
                                           March 2007 to Scheme Participants as
                                           a result of the exercise of unlisted
                                           Ballarat Goldfields NL options prior
                                           to the Record Date and rounding up or
                                           down of individual shareholdings

                                           Pursuant to the Merger Implementation
                                           Agreement and in accordance with the
                                           terms of Option Sale Deeds entered
                                           into between Lihir Gold Limited,
                                           Lihir Australia Holdings Pty Limited
                                           and the holders of unexercised
                                           unlisted options in Ballarat
                                           Goldfields N.L (OPTION HOLDERS),
                                           600,371 Fully Paid Ordinary Shares
                                           will be issued on 8 March 2007 to the
                                           Option Holders.

6    Purpose of the issue                  Shares issued as consideration:
     (If issued asconsideration for the
     acquisition of assets, clearly        (1)  under the Scheme; and
     identify those assets)
                                           (2)  for purchase of unexercised
                                                unlisted options in Ballarat
                                                Goldfields N.L by Lihir
                                                Australian Holdings Pty Ltd.

7    Dates of entering +securities into    8 March 2007
     uncertificated holdings or despatch
     of certificates

8    Number and +class of all                  Number       +Class
     +securities quoted on ASX             -------------   --------
     (including the securities in clause   1,396,182,212   Ordinary
     2 if applicable)

+    See chapter 19 for defined terms.


                                                              Appendix 3B Page 2

                                                                     APPENDIX 3B
                                                          NEW ISSUE ANNOUNCEMENT

9    Number and +class of all                 Number      +Class
     +securities not quoted on ASX         -----------   -------
     (including the securities in clause   161,527,405   Class B
     2 if applicable)

10   Dividend policy (in the case of a     No change.
     trust, distribution policy) on the
     increased capital (interests)

PART 2 - BONUS ISSUE OR PRO RATA ISSUE

11   Is security holder approval           N/A
     required?

12   Is the issue renounceable or          N/A
     non-renounceable?

13   Ratio in which the +securities will   N/A
     be offered

14   +Class of +securities to which the    N/A
     offer relates

15   +Record date to determine             N/A
     entitlements

16   Will holdings on different            N/A
     registers (or subregisters) be
     aggregated for calculating
     entitlements?

17   Policy for deciding entitlements in   N/A
     relation to fractions

18   Names of countries in which the       N/A
     entity has +security holders who
     will not be sent new issue
     documents

     Note: Security holders must be told
     how their entitlements are to be
     dealt with.

     Cross reference: rule 7.7.

19   Closing date for receipt of           N/A
     acceptances or renunciations

+    See chapter 19 for defined terms.


                                                              Appendix 3B Page 3

                                                                     APPENDIX 3B
                                                          NEW ISSUE ANNOUNCEMENT

20   Names of any underwriters             N/A

21   Amount of any underwriting fee or     N/A
     commission

22   Names of any brokers to the issue     N/A

23   Fee or commission payable to the      N/A
     broker to the issue

24   Amount of any handling fee payable    N/A
     to brokers who lodge acceptances or
     renunciations on behalf of
     +security holders

25   If the issue is contingent on         N/A
     +security holders' approval, the
     date of the meeting

26   Date entitlement and acceptance       N/A
     form and prospectus or Product
     Disclosure Statement will be sent
     to persons entitled

27   If the entity has issued options,     N/A
     and the terms entitle option
     holders to participate on exercise,
     the date on which notices will be
     sent to option holders

28   Date rights trading will begin (if    N/A
     applicable)

29   Date rights trading will end (if      N/A
     applicable)

30   How do +security holders sell their   N/A
     entitlements in full through a
     broker?

31   How do +security holders sell part    N/A
     of their entitlements through a
     broker and accept for the balance?

+    See chapter 19 for defined terms.


                                                              Appendix 3B Page 4

                                                                     APPENDIX 3B
                                                          NEW ISSUE ANNOUNCEMENT

32   How do +security holders dispose of   N/A
     their entitlements (except by sale
     through a broker)?

33   +Despatch date                        N/A

PART 3 - QUOTATION OF SECURITIES

You need only complete this section if you are applying for quotation of securities

34   Type of securities
     (tick one)

(a)  [X]  Securities described in Part 1

(b)  [ ]  All other securities

          Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

ENTITIES THAT HAVE TICKED BOX 34(A)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35   [ ]  If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36   [ ]  If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories

          1 - 1,000
          1,001 - 5,000
          5,001 - 10,000
          10,001 - 100,000
          100,001 and over

37   [ ]  A copy of any trust deed for the additional +securities

+    See chapter 19 for defined terms.


                                                              Appendix 3B Page 5

                                                                     APPENDIX 3B
                                                          NEW ISSUE ANNOUNCEMENT

ENTITIES THAT HAVE TICKED BOX 34(B)

38   Number of securities for which
     +quotation is sought

39   Class of +securities for which
     quotation is sought

40   Do the +securities rank equally in
     all respects from the date of
     allotment with an existing +class
     of quoted +securities?

     If the additional securities do not
     rank equally, please state:

     -    the date from which they do

     -    the extent to which they
          participate for the next
          dividend, (in the case of a
          trust, distribution) or
          interest payment

     -    the extent to which they do
          not rank equally, other than
          in relation to the next
          dividend, distribution or
          interest payment

41   Reason for request for quotation
     now
     Example: In the case of restricted
     securities, end of restriction
     period

     (if issued upon conversion of
     another security, clearly identify
     that other security)

                                           Number   +Class
                                           ------   ------
42   Number and +class of all
     +securities quoted on ASX
     (including the securities in clause
     38)

+    See chapter 19 for defined terms.


                                                              Appendix 3B Page 6

                                                                     APPENDIX 3B
                                                          NEW ISSUE ANNOUNCEMENT

QUOTATION AGREEMENT

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2    We warrant the following to ASX.

     - The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

     -    There is no reason why those +securities should not be granted
          +quotation.

     - An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

          Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

     - Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

     - If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.


Sign here: /s/ Stuart A MacKenzie       Date: 8 March 2007
           --------------------------
           (Group Secretary)

Print name: Stuart A MacKenzie

+    See chapter 19 for defined terms.


                                                              Appendix 3B Page 7